                                                             OMB APPROVAL
                                                          OMB No. 3235-0145
                                                      Expires September 30, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        GEORGIA-CAROLINA BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          $.001 PAR VALUE COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   373145-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on the following pages)





                                Page 1 of 7 Pages

CUSIP NO. 373145-10-1                   13G            PAGE   2   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          Prime Group, Inc.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Georgia
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     59,058
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               59,058
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          59,058
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 7 Pages

CUSIP NO. 373145-10-1                   13G            PAGE   3   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          Victor J. Mills

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     59,058
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               59,058
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          59,058
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 3 of 7 Pages

CUSIP NO. 373145-10-1                   13G            PAGE   4   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          Oliver W. Owens

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     59,058
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               59,058
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          59,058
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 7 Pages

Item 1(a).        Name of Issuer.

                  Georgia-Carolina Bancshares, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  110 East Hill Street, Thomson, Georgia  30824

Item 2(a).        Name of Persons Filing.

                  Prime Group, Inc., a Georgia corporation; Victor J. Mills; and Oliver W. Owens.

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  Prime Group, Inc.  Suite 400, 699 Broad Street, Augusta, Georgia 30901
                  Victor J. Mills    736 Jones Creek, Evans, Georgia  30809
                  Oliver W. Owens    3535 Pebble Beach Drive, Augusta, Georgia  30907

Item 2(c).        Citizenship.

                  Prime Group, Inc. is incorporated under the laws of the state of Georgia.
                  Messrs. Mills and Owens are citizens of the United States of America.

Item 2(d).        Title of Class of Securities.

                  Common stock, $.001 par value per share.

Item 2(e).        CUSIP Number.

                  373145-10-1

Item 3. If this statement is filed pursuant to Rules 13d-(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.

Item 4(a).        Amount Beneficially Owned as of December 31, 1999.

                  59,058 shares

Item 4(b).        Percent of Class.

                  6.3%



                                Page 5 of 7 Pages

Item 4(c).        Number of Shares as to which such person has:

                  (i) sole power to vote or to direct the vote:                         Prime-0
                                                                                        Mills-0
                                                                                        Owens-0

                  (ii) shared power to vote or to direct the vote                       Prime-59,058
                                                                                        Mills-59,058
                                                                                        Owens-59,058

                  (iii) sole power to dispose or to direct the disposition
                        of:                                                             Prime-0
                                                                                        Mills-0
                                                                                        Owens-0

                  (iv) shared power to dispose or to direct the disposition
                       of:                                                              Prime-59,058
                                                                                        Mills-59,058
                                                                                        Owens-59,058

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another Person.

                  Victor J. Mills and Oliver W. Owens, in their capacity as the only shareholders of Prime Group, Inc., have the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.


Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security
                  Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Prime Group, Inc.    CO
                  Victor J. Mills      IN
                  Oliver W. Owens      IN

Item 10.          Certification.

                  Not Applicable.



                                Page 6 of 7 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Prime Group, Inc.


March 1, 2000                             By: /s/ Victor J. Mills
-------------------------------           --------------------------------------
Date                                      Victor J. Mills, As Its President


March 1, 2000                             By: /s/ Victor J. Mills
-------------------------------           --------------------------------------
Date                                      Victor J. Mills


March 1, 2000                             By: /s/ Oliver W. Owens
-------------------------------           --------------------------------------
Date                                      Oliver W. Owens




                                Page 7 of 7 Pages